Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273837

CAZ STRATEGIC OPPORTUNITIES FUND

(the “Fund”)

Class A Shares, Class D Shares, Class E Shares, Class F Shares, Class I Shares and Class R Shares

Supplement dated October 22, 2025

to the Prospectus dated July 29, 2025, as supplemented to date

This Supplement updates certain information contained in the Prospectus effective immediately. Please review this important information carefully.

The Board of Trustees of the Fund recently approved a loan agreement by and between the Fund, the Fund’s wholly owned subsidiary, CAZ SOF Opportunistic Blocker LLC, EverBank, N.A. and the other lenders from time to time party thereto that established a revolving credit facility with a maximum aggregate commitment amount of $100,000,000.

The Fund also revised the investment minimums for Class I Shares of the Fund as set forth below.

Accordingly, the Fund’s Prospectus is revised as follows:

1.	All references to the investment minimum for Class I Shares in the Prospectus are revised to reflect that the investment minimum for Class I Shares is $3,000,000.

2.	The paragraph entitled “LEVERAGE” on page 6 of the Prospectus is hereby replaced with the following:

LEVERAGE

The Fund may use leverage to the extent permitted by the 1940 Act. The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, or the issuance of notes in an aggregate amount up to 33 1/3% of the Fund’s total assets, including any assets purchased with borrowed money, immediately after giving effect to the leverage. The Fund is also permitted to obtain leverage through the issuance of preferred shares in an aggregate amount up to 50% of the Fund’s total assets immediately after giving effect to the leverage. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues associated with new and existing investments (e.g., to provide the Fund with temporary liquidity to allocate to new Investment Funds or to satisfy capital calls from existing Investment Funds in advance of the Fund’s receipt of proceeds from existing Investment Funds). The Fund may also use leverage generated by reverse repurchase agreements, dollar rolls and similar transactions. On September 30, 2025, the Fund and the Fund’s wholly owned subsidiary, CAZ SOF Opportunistic Blocker LLC, entered into a credit agreement with EverBank, N.A and the other lenders from time to time party thereto (the “Credit Agreement”). The maximum aggregate commitment amount of the borrowing under the Credit Agreement is $100,000,000.

The Fund’s use of leverage may not be successful, and may, at times, cause the Fund’s NAV to be more volatile than it would otherwise be.

In addition, while any senior securities remain outstanding, the Fund generally must make provisions to prohibit any distribution to the Fund’s shareholders or the repurchase of such securities or Shares unless the Fund meets the applicable asset coverage ratio at the time of the distribution or repurchase.

Investment Funds may also use leverage in their investment activities. Borrowings by Investment Funds are not subject to the asset coverage requirement discussed above. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008 or certain periods during the current global pandemic. In general, the use of leverage by Investment Funds or the Fund may increase the volatility of the Investment Funds or the Fund. See “Types of Investments and Related Risks—Leverage Risk.”

3.	The section entitled “SUMMARY OF FEES AND EXPENSES” on page 24 of the Prospectus is hereby replaced with the following:

SUMMARY OF FEES AND EXPENSES

 The following table illustrates the fees and expenses that you may pay if you buy and hold Shares of the Fund. You may qualify for sales charge discounts or waivers if you invest at least $100,000 in Class A Shares of the Fund. More information about these and other discounts or waivers is available from your financial professional, in the section “Sales Charges—Class A Shares” beginning on page 61 of the Prospectus.

SHAREHOLDER TRANSACTION EXPENSES	CLASS A	CLASS D	CLASS E	CLASS F	CLASS I	CLASS R
Maximum Sales Charge (Load) Imposed on Purchases	3.00%	None	None	None	None	None
Maximum repurchase fee(1)	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Dividend reinvestment plan fees(2)	None	None	None	None	None	None
ANNUAL FUND EXPENSES (as a percentage of average net assets attributable to Shares (i.e., common shares))(3)
Management Fee	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.60%	0.60%	None	None	None	0.25%
Interest Payments on Borrowed Funds(4)	0.32%	0.32%	0.32%	0.32%	0.32%	0.32%
Total Other Expenses(5)	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%
Acquired Fund Fees and Expenses(6)	0.77%	0.77%	0.77%	0.77%	0.77%	0.77%
Total Annual Fund Operating Expenses	3.62%	3.62%	3.02%	3.02%	3.02%	3.27%
Fee Waiver and/or Expense Reimbursement(7)	0.00%	0.00%	(0.20)%	(0.40)%	0.00%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(7)	3.62%	3.62%	2.82%	2.62%	3.02%	3.27%

(1)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases of Shares.”
(2)	The expenses of administering the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(3)	Assumes the Fund raises $381,028,979 in proceeds in the fiscal year ending March 31, 2026, resulting in estimated average net assets of approximately $436,803,922. Expenses also assume the Fund raises $83,036,001 in proceeds in the fiscal year ending March 31, 2026 with respect to its Class F Shares resulting in estimated average Net Assets of approximately $147,062,854. Expenses also assume the Fund raises $84,673,126 in proceeds in the fiscal year ending March 31, 2026 with respect to its Class E Shares resulting in estimated Average Net Assets of approximately $45,341,057.
(4)	“Interest Payments on Borrowed Funds” represent the amortization of cost associated with obtaining a credit facility and unused commitment fees. See “Summary of Terms - Leverage.”
(5)	Other expenses are estimated for the Fund’s current fiscal year and include accounting, legal and auditing fees of the Fund, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.
(6)	Represents estimated operating fees and expenses of the Investment Funds in which the Fund invests. Some or all of the Investment Funds in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Funds’ performance. The Investment Funds in which the Fund invests generally charge a management fee of 0% to 2% annually of committed or net invested capital, and approximately 0% to 20% of net profits as a carried interest allocation. In a given period, the management fee charged by the Investment Funds may be reduced in part by amounts received by the Investment Funds’ management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Funds’ management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Funds as if all portfolio companies were sold at fair values. The 0.77% shown as “Acquired Fund Fees and Expenses” is based on estimated amounts for the Fund’s fiscal year ending March 31, 2026. Acquired Fund Fees and Expenses reflect operating expenses of the Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds.

(7)	The Adviser has contractually agreed to waive fees or reimburse expenses to limit total annual Fund operating expenses (excluding management fees, Rule 12b-1 distribution and service fees, taxes, interest expenses, acquired fund fees and expenses, and certain extraordinary expenses) to no more than 1.00%, on an annualized basis, of the Fund’s month-end net assets (“Expense Cap”). The Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses if (i) the waived fees, reimbursed expenses or directly paid expenses have fallen to a level below the Expense Cap and (ii) the reimbursement amount does not raise the level of waived fees, reimbursed expenses or directly paid expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap applicable at that time. In addition, the Adviser has contractually agreed to reimburse a portion of Class E’s Other Expenses (excluding management fees, acquired fund fees and expenses, taxes and custody fees) equal to: (x) 0.20% of Class E’s average monthly net assets if Class E’s total net assets are less than $100,000,000; (y) 0.30% of Class E’s average monthly net assets if Class E’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.40% of Class E’s average monthly net assets if Class E’s total net assets are greater than $250,000,000. The Adviser may not recoup expenses reimbursed pursuant to the expense reimbursement agreement for Class E’s Other Expenses. Further, the Adviser has contractually agreed to reimburse a portion of Class F’s Other Expenses (excluding management fees, acquired fund fees and expenses, taxes and custody fees) equal to: (x) 0.30% of Class F’s average monthly net assets if Class F’s total net assets are less than $100,000,000; (y) 0.40% of Class F’s average monthly net assets if Class F’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.50% of Class F’s average monthly net assets if Class F’s total net assets are greater than $250,000,000. The Adviser may not recoup expenses reimbursed pursuant to the expense reimbursement agreement for Class F’s Other Expenses. These contractual arrangements will remain in effect at least until January 9, 2027 unless the Fund’s Board of Trustees approves their earlier termination.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangements for only the first year).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$65	$138	$212	$406
Class D	$36	$111	$187	$388
Class E	$29	$91	$157	$332
Class F	$27	$90	$155	$331
Class I	$31	$93	$159	$334
Class R	$33	$101	$171	$357

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

4.	The following section is hereby added after the paragraph entitled “Leverage” on pages 29-30 of the Prospectus.

On September 30, 2025, the Fund and CAZ SOF Opportunistic Blocker LLC entered into a credit agreement with EverBank, N.A and the other lenders from time to time party thereto (the “Credit Agreement”). The maximum aggregate commitment amount of the borrowing under the Credit Agreement is $100,000,000. The Credit Agreement also contains customary covenants that, among other things, limit the Fund’s ability to incur additional debt, incur certain types of liens, make certain distributions, and engage in certain transactions, including mergers and consolidations. The Fund’s ability to borrow under the Credit Agreement is also subject to the limitations of the 1940 Act and various other conditions.

The Fund may amend the Credit Agreement or enter into one or more alternative or additional credit facilities in the future. There can be no assurance that the Fund will enter into an agreement for any new or amended credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply.

Please retain this supplement for future reference.